UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Dais Analytic Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

23302X104
(CUSIP Number)

Oliver Jimenez Chief Compliance Officer Platinum Management (NY) LLC 152 West 57th Street, 4th Floor New York, New York 10019 (212) 582-2222	With copies to: Tarter Krinsky & Drogin LLP Attn: James G. Smith 1350 Broadway New York, New York 10018 (212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23302X104

1	NAMES OF REPORTING PERSONS Platinum-Montaur Life Sciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,748,009 (see Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,748,009 (see Item 5)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,748,009 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (see Item 5)
14	TYPE OF REPORTING PERSON OO

This statement relates to the shares of Common Stock, $0.01 par value, (“Common Stock”) of Dais Analytic Corporation (the “Issuer”) beneficially owned by the Reporting Person (as defined below) as of July 20, 2012, and amends and supplements the Schedule 13D originally filed on November 4, 2009, as amended from time to time (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement on Schedule 13D (the “Reporting Person”) is Platinum-Montaur Life Sciences, LLC, a Delaware limited liability company (“Platinum-Montaur”).

The shares of Common Stock and derivatives to acquire Common Stock beneficially owned by Platinum-Montaur are owned directly by Platinum-Montaur.  Mark Nordlicht, a United States citizen, has the indirect power to cause Platinum-Montaur to vote and dispose of the Issuer’s securities.  As a result, Mr. Nordlicht may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be a beneficial owner of all the shares of Common Stock directly or indirectly held by Platinum-Montaur.  However, nothing in this Schedule 13D shall be construed as an admission that Mr. Nordlicht is the beneficial owner of, and Mr. Nordlicht has expressly disclaimed beneficial ownership of, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, any securities covered by this Schedule 13D held by any other person.

The principal business address of Platinum-Montaur is 152 West 57th Street, 4th Floor, New York, New York 10019.

ITEM 4. PURPOSE OF TRANSACTION.

March 22, 2011 Transactions

Securities Amendment and Exchange Agreement/Amended and Restated Convertible Promissory Note

On March 22, 2011, the Issuer entered into a Securities Amendment and Exchange Agreement and an Amended and Restated Convertible Promissory Note (collectively “Exchange Agreements”) with Platinum-Montaur.  Pursuant to the terms and subject to the conditions set forth in the Exchange Agreements, the Issuer and Platinum-Montaur amended and restated the $1,000,000 unsecured promissory note issued by the Issuer to Platinum-Montaur on or about December 17, 2009 (“Original Note”) to, among other things, extend the term to March 22, 2012 (the “Convertible Note”).  Interest in the amount of 10% per annum, commencing on December 17, 2009 and calculated on a 365 day year, and the principal amount of $1,000,000 will be paid on March 22, 2012.  Subject to the terms and conditions of the Convertible Note, including those limitations on conversion described below, the outstanding principal and interest under the Convertible Note will automatically convert into shares of the Issuer’s common stock at the then-effective conversion price upon the closing of a qualified firm commitment underwritten public offering (a “qualified offering”) or may be voluntarily converted by Platinum-Montaur at anytime during the term.  The initial conversion price was $0.26 per share.  Any principal or interest which is not converted will be repaid by the Issuer at the earlier of a qualified offering or March 22, 2012.

Note and Warrant Purchase Agreement/Secured Convertible Promissory Note/Patent Security Agreement

On March 22, 2011, the Issuer entered into a Note and Warrant Purchase Agreement, Secured Convertible Promissory Note and Patent Security Agreement (“Financing Agreements”) with Platinum-Montaur.  Pursuant to the terms and subject to the conditions set forth in the Financing Agreements, Platinum-Montaur has provided a bridge loan in the amount of $1,500,000 to the Issuer, which will be secured in all patents, patent applications and similar protections of the Issuer and all rents, royalties, license fees and “accounts” with respect to such intellectual property assets. Pursuant to the Secured Convertible Promissory Note (“Secured Note”), interest in the amount of 10% per annum, calculated on a 365 day year, and the principal amount of $1,500,000 will be paid on March 22, 2012, but repayment is accelerated upon a qualified offering.  In the event of a qualified offering, and subject to the terms and conditions of the Secured Note, the outstanding principal and interest under the Secured Note, will automatically convert, subject to the limitations on conversion described below, into shares of the Issuer’s common stock at the then-effective conversion price upon the closing of a qualified offering.  The initial conversion price was $0.26 per share.  Any principal or interest which is not converted will be repaid by the Issuer at the earlier of a qualified offering or March 22, 2012.

Warrants

On March 22, 2011, in connection with the Exchange Agreements, the Issuer entered into Amendment to 2007 Warrant and Amendment to 2009 Warrant to extend the terms of the 2007 Warrant and 2009 Warrant to March 22, 2016 and to provide for cashless exercise unless the Common Stock underlying such Warrants are registered for resale under a registration statement.

On March 22, 2011, in connection with the Exchange Agreements, the Issuer issued a Stock Purchase Warrant to Platinum-Montaur to purchase 1,000,000 shares of the Issuer’s common stock at $0.45 per share, exercisable commencing on the earliest of the consummation of a qualified offering, the date of conversion of the Convertible Note in full, or the date of conversion of the Convertible Note by Platinum-Montaur and terminating on March 22, 2016 (the “Qualified 2011 Warrant”).

On March 22, 2011, in connection with the Financing Agreements, the Issuer issued a Stock Purchase Warrant to Platinum-Montaur to purchase 3,000,000 shares of the Issuer’s common stock at $0.45 per share, exercisable until March 22, 2016 (the “2011 Warrant”).

March 20, 2012 Transactions

The Issuer and Platinum-Montaur amended the Secured Note and the Convertible Note to extend the maturity date to May 7, 2012.

Default, Forbearance and Repayment of the Notes

On May 18, 2012, Platinum-Montaur delivered a notice of default to the Issuer with respect to the Convertible Note and the Secured Note.  On June 15, 2012, Platinum-Montaur and the Issuer entered into a forbearance agreement (the “Forbearance Agreement”), pursuant to which Platinum-Montaur agreed to forebear from enforcing its rights until a date not later than July 15, 2012.  On July 13, 2012, the Issuer repaid the Secured Note.

Limitations on Conversion of Notes and Exercise of Warrants

The Notes and Warrants each provide for limitations so that at no time may Platinum-Montaur receive upon conversion of the Notes or exercise of the Warrants if the number of shares of Common Stock to be issued pursuant to such conversion or exercise, when aggregated with all other shares of Common Stock owned by Platinum-Montaur at such time, would result in Platinum-Montaur beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99% (the “9.99% Blocker”) of the then issued and outstanding shares of the Issuer’s Common Stock outstanding at such time, except upon Platinum-Montaur providing the Issuer with at least 61 days’ prior written notice that Platinum-Montaur waives such limitations with regard to any or all shares of Common Stock issuable upon conversion of the Notes or exercise of the Warrants.

Other

Except as indicated herein, Platinum-Montaur, as a stockholder of the Issuer, has no plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Platinum-Montaur may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of July 20, 2012, Platinum-Montaur beneficially owns 3,748,009 shares of Common Stock.  The shares of Common Stock beneficially owned by Platinum-Montaur represent 9.99% percent of the outstanding shares of Common Stock.  The 9.99% ownership calculation was based on the 37,517,604 shares of Common Stock reported by the Issuer as being outstanding as of May 14, 2012 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 14, 2012.

The number of shares of Common Stock beneficially owned by Platinum-Montaur excludes the following to the extent that the conversion and/or exercise thereof would be prohibited by the 9.99% Blocker (as defined above):

•	3,000,000 shares of Common Stock underlying the 2007 Warrant;
•	999,000 shares of Common Stock underlying the 2009 Warrant;
•	3,000,000 shares of Common Stock underlying the 2011 Warrant;
•	1,000,000 shares of Common Stock underlying the Qualified 2011 Warrant; and
•	3,846,153 shares of Common Stock underlying the $1,000,000 principal amount Convertible Note, excluding shares of Common Stock issuable upon conversion of accrued but unpaid interest.

Except as set forth in Item 4 above, no other transactions with the Issuer’s Common Stock were effected by Platinum-Montaur during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, to the knowledge of Platinum-Montaur, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) by Platinum-Montaur, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2012

PLATINUM-MONTAUR LIFE SCIENCES, LLC

By:	/s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

EXHIBIT INDEX

Number	Description

1.
Securities Amendment and Exchange Agreement by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated as of March 22, 2011 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

2.
Amended and Restated Convertible Promissory Note by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

3.	Form of Warrant by and between the Registrant and Investors dated 2007 and 2008. (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

4.
Amendment to 2007 Warrant by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011(incorporated by reference to Exhibit 10.4 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

5.
Amendment to 2009 Warrant by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011(incorporated by reference to Exhibit 10.5 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

6.
Stock Purchase Warrant by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 10.6 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

7.
Note and Warrant Purchase Agreement by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 10.7 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

8.
Secured Convertible Promissory Note by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 10.8 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

9.
Stock Purchase Warrant by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 10.9 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

10.
Patent Security Agreement by and between the Registrant and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 10.10 of the Issuer’s Form 8-K filed with the Commission on March 28, 2011).

11.
Fourth Amendment to Unsecured Promissory Note from Platinum-Montaur, dated February 28, 2011 (incorporated by reference to Exhibit 4.26 of the Issuer’s Annual Report on Form 10-K, as filed March 31, 2011).

12.
First Amendment to Secured Convertible Promissory Note by and between Dais Analytic and Platinum-Montaur Life Sciences, LLC dated March 22, 2011 (incorporated by reference to Exhibit 4.40 of the Issuer’s Annual Report on Form 10-K, as filed March 30, 2012).

13.
Amendment to Amended and Restated Convertible Promissory Note by and between Dais Analytic Corporation and Platinum-Montaur Life Sciences, LLC dated March 22, 2012 (incorporated by reference to Exhibit 4.41 of the Issuer’s Annual Report on Form 10-K, as filed March 30, 2012).

14.
Forbearance Agreement by and between Dais Analytic Corporation and Platinum-Montaur Life Sciences, LLC dated June 15, 2012 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Commission on June 21, 2012).

6